UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )

SILVERGRAPH INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

828378109
(CUSIP Number)

Evan Levine Mark Capital, LLC 5173 Seagrove Place San Diego, California 92130 858-552-0866
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2006
(Date of Event which Requires Filing of this Statement)

Check the following box if a fee is being paid with this statement. [ ]

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP No. 828378109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Mark Capital, LLC I.R.S. Id. No. ###-##-####

2.	Check the Appropriate Box if a Member of a Group
N/A

3.	SEC Use Only __________________________________________________________

4.	Source of Funds
SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
7.	Sole Voting Power	4,816,608
8.	Shared Voting Power	-0-
9.	Sole Dispositive Power	4,816,608
10.	Shared Dispositive Power	-0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	4,816,608
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row 11	13.4%
14.	Type of Reporting Person
OO

Item 1.	Security and Issuer.

Title: Common Stock, $0.001 par value per share Issuer: Silvergraph International, Inc. Address: 11919 Burke Street, Santa Fe Springs, CA 90670

Item 2.	Identity and Background.

Identity and Background of Reporting Person

	(a)	The name of the person filing this Schedule 13D is Mark Capital, LLC ("Mark Capital"). The managing member is Evan Levine.

	(b)	Mark Capital's principal business address and principal office is 5173 Seagrove Place, San Diego, California 92130.

	(c)	The principal business of Mark Capital is acquiring, holding and disposing of investments in various companies for accounts under its management.

	(d)	During the last five years, Mark Capital has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, Mark Capital was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

	(f)	Mark Capital is a Delaware limited liability company.

Identity and Background of Member of Reporting Person

	(a)	Evan Levine is the managing member of Mark Capital.

	(b)	Mr. Levine's address is 5173 Seagrove Place, San Diego, California 92130.

(c)

Mr. Levine currently serves as a director of the Issuer. Mr. Levine also serves as the chief executive officer, president and director of ADVENTRX Pharmaceuticals, Inc., a biopharmaceutical research and development company, and serves as a director of Quantrx Biomedical Corp., a medical diagnostic research company..

	(d)	During the last five years, Mr. Levine has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, Mr. Levine was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

	(f)	Mr. Levine is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The reporting person acquired 4,816,608 shares of Issuer's common stock pursuant to a share exchange agreement between the Issuer and its wholly-owned subsidiary, New Era Studios, Inc., a Nevada corporation ("New Era"), pursuant to which the shareholders of New Era exchanged their shares of New Era common stock for the Issuer's common stock. The reporting person is a former shareholder of New Era, which entity is now (as a result of the share exchange) a subsidiary of the Issuer.

Item 4.	Purpose of Transaction.

The purpose of the acquisition of the common stock is investment. The Reporting Person currently has no plan or proposal which relates to or would result in:

	(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

	(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

	(c)	a sale or transfer of a material amount of assets of the issuer or an of its subsidiaries;

	(d)	any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

	(e)	any material change in the present capitalization or dividend policy of the issuer;

(f)

any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

	(g)	changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	(i)	a class of securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;

or

	(j)	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

	(a)	As of the date hereof, Mark Capital beneficially owns 4,816,608 shares of common stock, or approximately 13.4% of the outstanding shares of common stock of the Issuer.

	(b)	Mark Capital has sole voting and dispositive power with respect to 4,816,608 shares of common stock of the Issuer.

(c)

The Reporting Person acquired 4,816,608 shares of Issuer's common stock pursuant to a share exchange agreement between the Issuer and New Era pursuant to which the shareholders of New Era exchanged their shares of New Era common stock, on the basis of a 1:144,642.86 ratio, for the Issuer's common stock. The Reporting Person is a former shareholder of New Era, which entity is now (as a result of the share exchange) a subsidiary of the Issuer. Prior to the above referenced share exchange agreement between the Issuer and New Era, Silvergraph LGT, LLC, a Delaware limited liability company ("Silvergraph"), merged with and into New Era, pursuant to which the members of Silvergraph received shares of New Era, on the basis of a 1:1 ratio, in exchange for their Silvergraph membership interest. The reporting person is a former member of Silvergraph.

	(d)	Not Applicable

	(e)	Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2006

MARK CAPITAL, LLC

By: /s/ Evan Levine
Evan Levine Member